AMERICAN MEDICAL PROVIDERS, INC.



July 30, 1998



Securities and Exchange Commission Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Attention:          Ms. Shelley E. Parratt
                    Mr. Joseph K. Pascale
                    Mr. Joseph M. Kempf
                    Ms. Carol Stacey

               Re: American Medical Providers, Ins. (the "Company") Withdrawal of S-1 Registration Statement
                    File No. 333-394441

Dear Madam and Sirs:

This letter is written to request that the above registration statement be withdrawn from further review by the Securities and Exchange Commission as the Company has determined that it is not in its best interests to proceed with its planned initial public offering.

Should you have any questions regarding the above, please do not hesitate to contact the undersigned at (713) 621-5500.

Sincerely,

/s/ Jack N. McCrary
    Chairman, President and Chief
    Executive Officer

cc:   Wiley Carmichael
      Ivan Wood